UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

2 April 2024

BHP completes the divestment of Daunia and Blackwater

BHP and Mitsubishi Development Pty Ltd (MDP) have completed the divestment of the Blackwater and Daunia mines to Whitehaven Coal.

Daunia and Blackwater were part of the BHP Mitsubishi Alliance (BMA) metallurgical coal joint venture in Queensland. Each of BHP and MDP hold a 50% interest in BMA.

Whitehaven Coal has paid BMA US$2.0 billion cash consideration on completion plus a preliminary completion adjustment of US$44.1 million for working capital and other agreed adjustments (100% interest basis). Whitehaven Coal paid a US$100 million deposit on signing of the Asset Sale Agreement on 18 October 2023.

US$1.1 billion cash remains payable by Whitehaven Coal to BMA over 3 years after completion and a potential additional amount of up to US$900 million in a price-linked earnout may also be payable by Whitehaven Coal to BMA over 3 years (100% interest basis). The price-linked earnout is subject to a cap of US$350 million each year and depends on average realised pricing exceeding agreed thresholds for each of the 3 years following completion on 2 April 20241.

The total cash consideration for the transaction will be up to US$4.1 billion plus the final completion adjustment amount.

1 Contingent payments based on 35% revenue share to BMA, subject to average realised prices achieved by the Assets exceeding thresholds of US$159/tonne in the 12 month period 12 months post completion, US$134/tonne in the 12 month period 24 months post-completion and US$134/tonne in the 12 month period 36 months post completion.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Neil Burrows +44 7786 661 683	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Megan Hjulfors +1 (403) 605-2314 Renata Fernandaz +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: April 2, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary